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NS Transaction in Own Shares

# TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:06 12 May 2025

RNS Number : 1584I
Unilever PLC
12 May 2025

**TRANSACTIONS IN OWN SECURITIES**

12 May 2025

Unilever PLC (the "**Company**") announces today that it has purchased the followin ordinary shares on the London Stock Exchange from Goldman Sachs International (
The repurchased shares will be held in treasury.

**Ordinary Shares**

| | |
|---|---|
| Date of purchase: | 09 May 2025 |
| Number of ordinary shares purchased: | 50,000 |
| Highest price paid per share: | GBP 47.4000 |
| Lowest price paid per share: | GBP 46.9300 |
| Volume weighted average price paid per share: | GBP 47.1414 |

Such purchases form part of the Company's existing share buy-back programme an pursuant to the instructions issued to the Broker by the Company on 13 February 202 on that date.

Following the purchase of these shares, Unilever holds 67,696,885 of its ordinary sh and has 2,500,850,934 ordinary shares in issue (excluding treasury shares).

**Aggregated information**

| **Trading venue** | **Volume weighted average price (GBP)** | **Aggregated volum** |
|---|---|---|
| LSE | 47.1414 | 50,000 |
| BATS | 0.0000 | 0 |
| Chi-X | 0.0000 | 0 |
| Turquoise | 0.0000 | 0 |
| Aquis | 0.0000 | 0 |

**Transaction details**

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

| Quantity bought | Price (GBP) | Trading Venue | Tim |
|---|---|---|---|
| 548 | 47.17 | XLON | 0 |
| 500 | 47.15 | XLON | 0 |
| 147 | 47.15 | XLON | 0 |
| 200 | 47.15 | XLON | 0 |
| 222 | 47.18 | XLON | 0 |
| 266 | 47.21 | XLON | 0 |
| 246 | 47.23 | XLON | 0 |
| 255 | 47.23 | XLON | 0 |
| 217 | 47.26 | XLON | 0 |
| 202 | 47.27 | XLON | 0 |
| 205 | 47.25 | XLON | 0 |
| 194 | 47.25 | XLON | 0 |
| 185 | 47.27 | XLON | 0 |
| 184 | 47.27 | XLON | 0 |
| 186 | 47.29 | XLON | 0 |
| 186 | 47.27 | XLON | 0 |

| | | | |
|---|---|---|---|
| 196 | 47.29 | XLON | 0 |
| 196 | 47.27 | XLON | 0 |
| 170 | 47.29 | XLON | 0 |
| 20 | 47.29 | XLON | 0 |
| 192 | 47.31 | XLON | 0 |
| 194 | 47.29 | XLON | 0 |
| 189 | 47.29 | XLON | 0 |
| 53 | 47.30 | XLON | 0 |
| 134 | 47.30 | XLON | 0 |
| 188 | 47.32 | XLON | 0 |
| 254 | 47.34 | XLON | 1 |
| 340 | 47.34 | XLON | 1 |
| 85 | 47.36 | XLON | 1 |
| 16 | 47.36 | XLON | 1 |
| 360 | 47.36 | XLON | 1 |
| 227 | 47.37 | XLON | 1 |
| 143 | 47.37 | XLON | 1 |
| 226 | 47.36 | XLON | 1 |
| 203 | 47.36 | XLON | 1 |
| 427 | 47.34 | XLON | 1 |
| 184 | 47.37 | XLON | 1 |
| 192 | 47.35 | XLON | 1 |
| 188 | 47.34 | XLON | 1 |
| 185 | 47.36 | XLON | 1 |
| 189 | 47.36 | XLON | 1 |
| 188 | 47.36 | XLON | 1 |
| 187 | 47.34 | XLON | 1 |
| 240 | 47.37 | XLON | 1 |
| 226 | 47.39 | XLON | 1 |
| 259 | 47.37 | XLON | 1 |
| 32 | 47.37 | XLON | 1 |
| 231 | 47.39 | XLON | 1 |
| 168 | 47.37 | XLON | 1 |
| 242 | 47.40 | XLON | 1 |
| 267 | 47.38 | XLON | 1 |
| 192 | 47.39 | XLON | 1 |
| 268 | 47.39 | XLON | 1 |
| 222 | 47.39 | XLON | 1 |
| 190 | 47.37 | XLON | 1 |
| 221 | 47.34 | XLON | 1 |

| | | | |
|---|---|---|---|
| 215 | 47.34 | XLON | 1 |
| 185 | 47.36 | XLON | 1 |
| 188 | 47.34 | XLON | 1 |
| 155 | 47.35 | XLON | 1 |
| 29 | 47.35 | XLON | 1 |
| 188 | 47.34 | XLON | 1 |
| 198 | 47.31 | XLON | 1 |
| 199 | 47.29 | XLON | 1 |
| 186 | 47.28 | XLON | 1 |
| 192 | 47.25 | XLON | 1 |
| 183 | 47.25 | XLON | 1 |
| 6 | 47.25 | XLON | 1 |
| 187 | 47.28 | XLON | 1 |
| 192 | 47.28 | XLON | 1 |
| 189 | 47.27 | XLON | 1 |
| 190 | 47.28 | XLON | 1 |
| 184 | 47.30 | XLON | 1 |
| 188 | 47.29 | XLON | 1 |
| 193 | 47.30 | XLON | 1 |
| 189 | 47.32 | XLON | 1 |
| 185 | 47.32 | XLON | 1 |
| 189 | 47.37 | XLON | 1 |
| 186 | 47.35 | XLON | 1 |
| 103 | 47.35 | XLON | 1 |
| 87 | 47.35 | XLON | 1 |
| 189 | 47.35 | XLON | 1 |
| 187 | 47.32 | XLON | 1 |
| 189 | 47.28 | XLON | 1 |
| 191 | 47.26 | XLON | 1 |
| 191 | 47.23 | XLON | 1 |
| 189 | 47.23 | XLON | 1 |
| 178 | 47.21 | XLON | 1 |
| 195 | 47.21 | XLON | 1 |
| 194 | 47.20 | XLON | 1 |
| 186 | 47.19 | XLON | 1 |
| 184 | 47.17 | XLON | 1 |
| 184 | 47.12 | XLON | 1 |
| 190 | 47.12 | XLON | 1 |
| 190 | 47.10 | XLON | 1 |
| 195 | 47.10 | XLON | 1 |

151 47.08 XLON 13 212 47.07 XLON 13 137 47.07 XLON 13 229 47.12 XLON 13 204 47.14 XLON 13 202 47.12 XLON 13 114 47.11 XLON 13 78 47.11 XLON 13 157 47.09 XLON 13 202 47.09 XLON 13 20 47.07 XLON 13 172 47.07 XLON 13 198 47.11 XLON 14 197 47.09 XLON 14 187 47.07 XLON 14 194 47.07 XLON 14 189 47.06 XLON 14 192 47.04 XLON 14 187 47.04 XLON 14 188 47.04 XLON 14 184 47.06 XLON 14 190 47.06 XLON 14 3 47.06 XLON 14 198 47.06 XLON 14 140 47.06 XLON 14 38 47.07 XLON 14 188 47.07 XLON 14 145 47.02 XLON 14 63 47.02 XLON 14 177 47.07 XLON 14 197 47.09 XLON 14 205 47.02 XLON 14 146 47.00 XLON 14 48 47.00 XLON 14 208 47.02 XLON 14 222 47.06 XLON 14 217 47.04 XLON 14 203 47.03 XLON 14 204 47.06 XLON 14 1 47.06 XLON 14 188 47.08 XLON 14 197 47.10 XLON 14 197 47.08 XLON 14 193 47.06 XLON 14 206 47.05 XLON 14 193 47.11 XLON 14 120 47.09 XLON 14 67 47.09 XLON 14 189 47.09 XLON 14 122 47.09 XLON 14 65 47.09 XLON 14 190 47.07 XLON 14 158 47.08 XLON 14 26 47.08 XLON 14 185 47.07 XLON 14 184 47.05 XLON 14 195 47.03 XLON 14 192 47.04 XLON 14 184 46.98 XLON 14 192 47.02 XLON 14 255 47.05 XLON 14 187 47.03 XLON 14 51 47.04 XLON 14 303 47.06 XLON 14 206 47.06 XLON 14 187 47.04 XLON 14 195 47.02 XLON 14 220 47.04 XLON 14 81 47.03 XLON 14 194 47.05 XLON 14 119 47.07 XLON 14 171 47.07 XLON 14 184 47.05 XLON 14 193 47.05 XLON 14 137 47.05 XLON 14 163 47.05 XLON 14 31 47.05 XLON 14 204 47.07 XLON 15 198 47.05 XLON 15 186 47.03 XLON 15 200 47.02 XLON 15 195 46.97 XLON 15 141 46.93 XLON 15 58 46.93 XLON 15 191 46.95 XLON 15 192 46.95 XLON 15 108 46.96 XLON 15 91 46.96 XLON 15 191 46.95 XLON 15 184 46.93 XLON 15 204 46.96 XLON 15 63 46.96 XLON 15 143 46.96 XLON 15 96 46.97 XLON 15 248 46.97 XLON 15 254 47.00 XLON 15 16 47.00 XLON 15 186 47.00 XLON 15 114 47.01 XLON 15 166 47.01 XLON 15 261 46.99 XLON 15 95 46.99 XLON 15 265 46.99 XLON 15 237 46.98 XLON 15 224 46.96 XLON 15 199 46.98 XLON 15 202 46.98 XLON 15 199 47.00 XLON 15 252 47.00 XLON 15 194 47.02 XLON 15 361 47.02 XLON 15 319 47.01 XLON 15 311 47.01 XLON 15 314 47.01 XLON 15 242 47.07 XLON 15 197 47.07 XLON 15 59 47.07 XLON 15 131 47.07 XLON 15 184 47.05 XLON 15 192 47.06 XLON 15 117 47.06 XLON 15 205 47.09 XLON 15 311 47.07 XLON 15 224 47.05 XLON 15 220 47.03 XLON 15 221 47.02 XLON 15 240 47.01 XLON 15 296 47.00 XLON 15 339 47.02 XLON 15 320 47.02 XLON 15 8 47.02 XLON 15 8 47.01 XLON 15 349 47.01 XLON 15 353 47.00 XLON 16 305 47.02 XLON 16 295 47.02 XLON 16 304 47.11 XLON 16 193 47.11 XLON 16 28 47.11 XLON 16 319 47.09 XLON 16 44 47.11 XLON 16 153 47.11 XLON 16 155 47.09 XLON 16 29 47.09 XLON 16 208 47.12 XLON 16 185 47.12 XLON 16 48 47.12 XLON 16 273 47.12 XLON 16 159 47.10 XLON 16 27 47.10 XLON 16 22 47.10 XLON 16 281 47.10 XLON 16 55 47.10 XLON 16 14 47.10 XLON 16 43 47.10 XLON 16 11 47.10 XLON 16 147 47.10 XLON 16 262 47.12 XLON 16 368 47.12 XLON 16 653 47.11 XLON 16

189 47.10 XLON 16 184 47.10 XLON 16 355 47.11 XLON 16 306 47.11 XLON 16 202 47.10 XLON 16 40 47.10 XLON 16 217 47.10 XLON 16 225 47.10 XLON 16 20 47.10 XLON 16 142 47.08 XLON 16 68 47.08 XLON 16 193 47.09 XLON 16 328 47.09 XLON 16 320 47.09 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.